NOTE 5 - ACQUISITION

On November 14, 2008, the fund acquired substantially all of the assets of the T. Rowe Price Developing

Technologies Fund (the acquired fund), pursuant to the Agreement and Plan of Reorganization dated August 26, 2008, and approved by shareholders of the acquired fund on October 21, 2008. The acquisition was accomplished by a tax-free exchange of 1,593,877 shares of the fund (with a value of $19,780,000) for the 8,382,071 shares of the acquired fund outstanding on November 14, 2008 with the same value. The net assets of the acquired fund at that date included $5,187,000 of unrealized depreciation and $19,733,000 of net realized losses carried forward for tax purposes to offset distributable gains realized by the fund in the future. Net assets of the acquired fund were combined with those of the fund, resulting in aggregate net assets of $1,532,142,000 immediately after the acquisition.

The Combined Proxy Statement and Prospectus is available on the SEC's website under Form 497--Definitive Materials filed on August 28, 2008.